Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2025

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated May 1, 2025 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024, which were prepared in accordance with International Accounting Standard (“IAS”) 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2025.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024, the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023, our Annual Information Form for the year ended December 31, 2024 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR+”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the section “Non-IFRS and Other Financial Measures and Ratios” of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("Euribor").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Table of Contents

Section	Page

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
About Eldorado
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec ("Lamaque"), Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries Project and the Olympias mine. In order to develop the Skouries Project, we have secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See the additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of approximately 5,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2025	2024
Revenue	$355.2	$258.0
Gold produced (oz)	115,893	117,111
Gold sold (oz)	116,263	116,008
Average realized gold price ($/oz sold) (2)	$2,933	$2,086
Production costs	148.3	123.0
Total cash costs ($/oz sold) (2,3)	1,153	922
All-in sustaining costs ($/oz sold) (2,3)	1,559	1,262
Net earnings for the period (1)	72.4	33.6
Net earnings per share – basic ($/share) (1)	0.35	0.17
Net earnings per share – diluted ($/share) (1)	0.35	0.16
Net earnings for the period continuing operations (1,4)	72.0	35.2
Net earnings per share continuing operations – basic ($/share) (1,4)	0.35	0.17
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.35	0.17
Adjusted net earnings continuing operations (1,2,4)	56.4	55.2
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.28	0.27
Net cash generated from operating activities (4)	138.0	95.3
Cash flow from operating activities before changes in working capital (2,4)	136.5	108.3
Free cash flow (2,4)	(21.8)	(30.9)
Free cash flow excluding Skouries (2,4)	75.5	33.7
Cash and cash equivalents	978.1	514.7
Total assets	5,951.8	5,065.5
Debt	932.8	643.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Key Business Developments
Skouries Project Update
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production of between 45 and 60 million pounds. Commercial production is expected in mid-2026.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Updated Technical Report
In Q1, the Company filed an amended technical report related to the Lamaque Complex (“Amended Technical Report”). The Amended Technical Report was prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.com).
The Amended Technical Report was filed to support updated scientific and technical disclosure in the Company’s Annual Information Form filed in March 2025.
2025 Outlook
We are maintaining our 2025 annual gold production guidance of 460,000 to 500,000 ounces with average total cash costs per ounce sold of $980 to $1,080 and AISC per ounce sold of $1,370 to $1,470. Quarter-to-quarter gold production in 2025 is expected to fluctuate during the year, with production continuing to be weighted to the second half of the year.
In addition, in line with 2025 guidance, growth capital investment is expected to total $245 to $270 million and we expect an additional $400 to $450 million investment to advance the Skouries Project. Sustaining capital is expected to total $145 to $170 million and exploration expenditures are expected to total $29 to $32 million, both in line with guidance.

6

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked (“LTIFR") was 0.7 in Q1 2025, a decrease from 1.63 in Q1 2024. We continue to take proactive steps to improve workplace safety and to provide a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q1 2025, we produced 115,893 ounces of gold, slightly lower than Q1 2024 production of 117,111 ounces. This primarily reflected an increase of 18% at Kisladag which benefited from drawdown of materials stacked in previous quarters, offset by a decrease of 37% at Olympias due to unplanned maintenance related to pyrite concentrate filtration and issues affecting the flotation circuit stability, which limited plant throughput and recoveries. The flotation plant has subsequently been stabilized in Q2 and is performing at planned production levels.
Gold sales in Q1 2025 totalled 116,263 ounces, comparable to 116,008 ounces sold in Q1 2024. Sales volume compared to the prior year primarily reflected comparable production levels.
The average realized gold price1 was $2,933 per ounce sold in Q1 2025, an increase of 41% from $2,086 per ounce sold in Q1 2024. As a result, total revenue was $355.2 million in Q1 2025, an increase of 38% from total revenue of $258.0 million in Q1 2024.
Production Costs and Unit Cost Performance
Production costs increased to $148.3 million in Q1 2025 from $123.0 million in Q1 2024 due to higher cash costs in the quarter. An increase in royalties accounted for roughly one third of the increase to production costs. The remainder relates primarily to increases in labour costs, due to cost inflation not offset by the devaluation of local currency in Turkiye and at Lamaque additional costs incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increasing haulage distance, equipment and personnel requirements.
Production costs include royalty expense, which increased to $22.2 million in Q1 2025 from $14.2 million in Q1 2024, due to higher average realized gold prices, as well as higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs1 in Q1 2025 averaged $1,153 per ounce sold, an increase from $922 per ounce sold in Q1 2024, primarily due to higher royalty expense driven by higher gold prices, as well as impacts from labour. AISC per ounce sold1 increased to $1,559 in Q1 2025 from $1,262 in Q1 2024, reflecting the higher total cash costs per ounce sold in Q1 2025 combined with higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $60.2 million in Q1 2025, compared with $54.5 million in Q1 2024 primarily reflecting an adjustment in Q1 2024 to asset reclamation amortization at Efemcukuru and higher depreciation at Kisladag due to higher ounces sold in Q1 2025.
Finance costs in Q1 2025 were $12.2 million, an increase from nil in Q1 2024. The increase was primarily driven by higher interest costs on cumulative debt, a financing costs recovery of $4.1 million that was recorded in Q1 2024, and financing costs of $5.1 million incurred on the disposal of marketable securities in Q1 2025.
Income Taxes
An overall income tax recovery from continuing operations was $32.6 million in Q1 2025 compared to an expense of $16.1 million in Q1 2024. In Turkiye, inflation accounting for tax purposes has been suspended for the first three quarters of 2025 and therefore is not applicable in the current quarter.
1 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

7

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Current tax expense increased to $47.2 million in Q1 2025 from $12.4 million in Q1 2024, with the Q1 2025 expense comprised of $34.1 million from operations in Turkiye and $13.1 million from operations in Quebec. The $34.1 million expense in Turkiye includes $25.4 million of profits tax, $3.9 million related to taxable unrealized foreign exchange gains due to the weakening of the Lira against the U.S. dollar, and $5.0 million of withholding tax on earnings repatriated from Turkiye in the quarter, partially offset by a recovery of $0.2 million from investment tax credits for Kisladag and Efemcukuru.
Deferred income tax recovery was $79.8 million in Q1 2025 compared to an expense of $3.6 million in Q1 2024. Deferred tax for the quarter included, among other items, a $73.5 million deferred tax recovery on the recognition of a deferred tax asset and a $3.5 million recovery related to movements against the U.S. dollar of local currencies, primarily the Lira and the Euro.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $72.0 million ($0.35 earnings per share) in Q1 2025, compared to net earnings of $35.2 million ($0.17 earnings per share) in Q1 2024. Higher net income in Q1 2025 is primarily attributable to higher average realized gold prices, partially offset by higher production costs.
Adjusted net earnings2 was $56.4 million ($0.28 earnings per share) in Q1 2025, compared to adjusted net earnings of $55.2 million ($0.27 earnings per share) in Q1 2024. Adjustments of non-recurring items from the higher net earnings in Q1 2025, among other things include a $73.5 million recovery on recognition of a deferred tax asset, a $63.4 million unrealized loss on derivative instruments, and a $6.5 million gain on sale of mining licenses. This resulted in a comparable adjusted net earnings to Q1 2024, as higher current tax expense, finance costs, and production costs offset higher revenues.
Cash Generated from Operating Activities and Free Cash Flow2
Net cash generated from operating activities from continuing operations increased to $138.0 million in Q1 2025 from $95.3 million in Q1 2024, primarily as a result of higher average realized gold price. See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow improved to negative $21.8 million in Q1 2025 from negative $30.9 million in Q1 2024 primarily due to higher cash generated from operating activities, partially offset by higher cash used in investing activities.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2025	2024
Total
Ounces produced	115,893	117,111
Ounces sold	116,263	116,008
Production costs	$148.3	$123.0
Total cash costs ($/oz sold) (1,2)	$1,153	$922
All-in sustaining costs ($/oz sold) (1,2)	$1,559	$1,262
Sustaining capital expenditures (2)	$32.9	$29.1
Kisladag
Ounces produced	44,319	37,523
Ounces sold	44,338	36,699
Production costs	$47.5	$30.9
Total cash costs ($/oz sold) (1,2)	$1,039	$820
All-in sustaining costs ($/oz sold) (1,2)	$1,138	$916
Sustaining capital expenditures (2)	$2.3	$2.2
Lamaque
Ounces produced	40,438	42,299
Ounces sold	42,205	44,620
Production costs	$35.7	$35.2
Total cash costs ($/oz sold) (1,2)	$836	$779
All-in sustaining costs ($/oz sold) (1,2)	$1,392	$1,262
Sustaining capital expenditures (2)	$22.7	$21.1
Efemcukuru
Ounces produced	19,307	18,501
Ounces sold	17,790	18,614
Production costs	$24.7	$21.8
Total cash costs ($/oz sold) (1,2)	$1,357	$1,154
All-in sustaining costs ($/oz sold) (1,2)	$1,550	$1,138
Sustaining capital expenditures (2)	$3.0	$2.4
Olympias
Ounces produced	11,829	18,788
Ounces sold	11,930	16,075
Production costs	$40.3	$35.0
Total cash costs ($/oz sold) (1,2)	$2,398	$1,287
All-in sustaining costs ($/oz sold) (1,2)	$2,842	$1,527
Sustaining capital expenditures (2)	$4.9	$3.5
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Kisladag

	3 months ended March 31,
Operating Data	2025	2024
Tonnes placed on pad	3,194,730	2,761,774
Ounces placed on pad (2)	45,241	37,423
Head grade (g/t Au)	0.79	0.77
Gold ounces produced	44,319	37,523
Gold ounces sold	44,338	36,699
Average realized gold price ($/oz sold) (1)	$2,882	$2,077
Total cash costs ($/oz sold) (1)	$1,039	$820
All-in sustaining costs ($/oz sold) (1)	$1,138	$916
Financial Data
Revenue	$129.2	$77.1
Production costs	47.5	30.9
Depreciation and depletion	21.8	18.3
Earnings from mine operations	59.9	27.8
Growth capital investment (1)	20.7	25.5
Sustaining capital expenditures (1)	2.3	2.2
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 44,319 ounces of gold in Q1 2025, an 18% increase from 37,523 ounces in Q1 2024. The increase was primarily due to continued leaching of gold ounces from tonnes stacked in the prior year, as well as higher average grade of new tonnes placed in the quarter. Average grade of tonnes placed increased to 0.79 grams per tonne in Q1 2025 from 0.77 grams per tonne in Q1 2024. In Q1 2025, ounces stacked were higher by 21% compared to Q1 2024, predominantly due to an increased average stacking rate. Additionally, the engineering and geometallurgical studies that are focused on the understanding of future mining phases and optimizing the crushing and leach circuits continued in the quarter and the results are expected to be provided in conjunction with Q3 2025 reporting.
Revenue increased to $129.2 million in Q1 2025 from $77.1 million in Q1 2024, driven by the higher average realized gold price and increased gold ounces sold in the quarter.
Production costs increased to $47.5 million in Q1 2025 from $30.9 million in Q1 2024, primarily due to increased sales volumes. Royalties were also higher in the quarter due to higher average realized gold prices. In the comparison of total cash costs per ounce sold, the impact of higher costs, including royalties and labour costs, was partially offset by higher volumes sold. This resulted in total cash costs per ounce sold increasing to $1,039 in Q1 2025 from $820 in Q1 2024.
AISC per ounce sold increased to $1,138 in Q1 2025 from $916 in Q1 2024, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $2.3 million in Q1 2025 primarily included equipment rebuilds. Growth capital investment of $20.7 million in Q1 2025 was primarily for waste stripping and associated equipment costs to support the extended mine life and continued construction of the second phase of the NHLP and North ADR plant infrastructure.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Lamaque

	3 months ended March 31,
Operating Data	2025	2024
Tonnes milled	248,549	234,559
Head grade (g/t Au)	5.38	5.81
Average recovery rate	94.0%	96.5%
Gold ounces produced	40,438	42,299
Gold ounces sold	42,205	44,620
Average realized gold price ($/oz sold) (1)	$2,881	$2,084
Total cash costs ($/oz sold) (1)	$836	$779
All-in sustaining costs ($/oz sold) (1)	$1,392	$1,262
Financial Data
Revenue	$122.0	$93.5
Production costs	35.7	35.2
Depreciation and depletion	19.6	18.7
Earnings from mine operations	66.7	39.6
Growth capital investment (1)	12.6	5.1
Sustaining capital expenditures (1)	22.7	21.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Lamaque produced 40,438 ounces of gold in Q1 2025, a 4% decrease from 42,299 ounces in Q1 2024 primarily due to lower grades and gold recovery, partially offset by higher throughput. Average grade decreased to 5.38 grams per tonne in Q1 2025 from 5.81 grams per tonne in Q1 2024.
Revenue increased to $122.0 million in Q1 2025 from $93.5 million in Q1 2024 primarily due to higher average gold price, partially offset by a decrease in volume sold.
Production costs increased to $35.7 million in Q1 2025 from $35.2 million in Q1 2024, reflecting slightly higher costs of labour, partially offset by the weakening of the Canadian dollar from prior period and lower volume sold. Total cash costs per ounce sold increased to $836 in Q1 2025 from $779 in Q1 2024 primarily due to lower volume sold and additional costs incurred in labour and contractors. With the centre of production primarily in the C4 ore zone in 2024, and now operating on several levels and extending into the C5 ore zone, the centre of production is deepening over time. This incurs additional costs related to haulage, equipment, and personnel requirements. Total cash costs were also impacted by slightly higher royalties due to the higher realized gold price.
AISC per ounce sold increased to $1,392 in Q1 2025 from $1,262 in Q1 2024, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditure increased to $22.7 million in Q1 2025 from $21.1 million in Q1 2024 primarily due to increased underground development, equipment rebuilds, and expenditures on the expansion of the tailings management facility. Growth capital investment of $12.6 million in Q1 2025 was primarily related to the paste plant and bulk sample work at Ormaque, as well as resource conversion drilling.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Efemcukuru

	3 months ended March 31,
Operating Data	2025	2024
Tonnes milled	127,785	137,032
Head grade (g/t Au)	5.52	4.96
Average recovery rate (to concentrate)	91.8%	91.5%
Gold ounces produced (1)	19,307	18,501
Gold ounces sold	17,790	18,614
Average realized gold price ($/oz sold) (2)	$3,197	$2,199
Total cash costs ($/oz sold) (2)	$1,357	$1,154
All-in sustaining costs ($/oz sold) (2)	$1,550	$1,138
Financial Data
Revenue	$57.5	$41.3
Production costs	24.7	21.8
Depreciation and depletion	6.9	4.5
Earnings from mining operations	25.9	15.0
Growth capital investment (2)	1.8	1.1
Sustaining capital expenditures (2)	3.0	2.4
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 19,307 payable ounces of gold in Q1 2025, a 4% increase from 18,501 payable ounces in Q1 2024. The increase in production was due to higher gold grade of 5.52 grams per tonne in Q1 2025 from 4.96 grams per tonne in Q1 2024, and was partly offset by lower throughput during the quarter.
Revenue increased to $57.5 million in Q1 2025 compared to $41.3 million in Q1 2024. The increase was due to the higher average realized price, partially offset by slightly lower gold ounces sold.
Production costs increased to $24.7 million in Q1 2025 from $21.8 million in Q1 2024 due to higher costs, including the costs of labour, primarily due to inflation; and royalties, primarily a result of higher gold price. Additionally, lower gold sales volume resulted in an increase in total cash costs per ounce sold to $1,357 in Q1 2025, from $1,154 in Q1 2024.
AISC per ounce sold increased to $1,550 in Q1 2025 from $1,138 in Q1 2024, primarily due to the increase in total cash costs per ounce sold, a slight increase in sustaining capital expenditures, and lower volumes sold. AISC in Q1 2024 was also offset by an adjustment to asset reclamation amortization of $3.7 million.
Sustaining capital expenditures of $3.0 million in Q1 2025 primarily included underground development and equipment purchases. Growth capital investment of $1.8 million includes the Kokarpinar underground development.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Olympias

	3 months ended March 31,
Operating Data	2025	2024
Tonnes milled	98,602	118,597
Head grade (g/t gold)	7.65	8.67
Head grade (g/t silver)	99.30	114.00
Head grade (% lead)	3.18%	3.55%
Head grade (% zinc)	3.60%	4.02%
Gold average recovery rate (to concentrate)	75.7%	83.6%
Silver average recovery rate (to concentrate)	67.2%	76.6%
Lead average recovery rate (to concentrate)	68.1%	77.1%
Zinc average recovery rate (to concentrate)	64.4%	77.5%
Gold ounces produced (1)	11,829	18,788
Gold ounces sold	11,930	16,075
Silver ounces produced (1)	220,111	308,564
Silver ounces sold	201,102	354,121
Lead tonnes produced (1)	2,029	2,943
Lead tonnes sold	1,819	3,338
Zinc tonnes produced (1)	1,948	3,124
Zinc tonnes sold	1,809	2,918
Average realized gold price ($/oz sold) (2)	$2,918	$1,983
Total cash costs ($/oz sold) (2)	$2,398	$1,287
All-in sustaining costs ($/oz sold) (2)	$2,842	$1,527
Financial Data
Revenue	$46.5	$46.2
Production costs	40.3	35.0
Depreciation and depletion	11.9	13.0
Loss from mining operations	(5.7)	(1.8)
Growth capital investment (2)	3.8	1.0
Sustaining capital expenditures (2)	4.9	3.5
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 11,829 payable ounces of gold in Q1 2025, a 37% decrease from 18,788 ounces in Q1 2024. The decrease was driven by lower volumes milled, and also resulted in lower by-products produced. In addition, unplanned maintenance related to pyrite concentrate filtration and issues affecting the flotation circuit stability limited plant throughput and recoveries. Analysis has shown that the flotation stability was impacted by the viscosity modifier that is added to the underground paste backfill (which assists in paste pumping in the underground). When ore stopes are mined adjacent to cemented paste backfill, there is some mining dilution which includes backfill material in the ore mined. Several mitigation actions have been implemented and as a result, the flotation performance in the process plant has stabilized and throughput and recoveries have been restored to planned levels.
Revenue increased slightly to $46.5 million in Q1 2025 compared to $46.2 million in Q1 2024 primarily as a result of higher realized gold price, partially offset by lower sales volumes of gold and base metals.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Production costs increased to $40.3 million in Q1 2025 from $35.0 million in Q1 2024. Increases in costs were partially offset by slightly lower gold treatment and refining charges and slightly lower selling costs due to lower volumes. Lower by-product sales, lower gold sold and higher royalties led to an increase in total cash costs per ounce sold to $2,398 in Q1 2025 from $1,287 in Q1 2024.
AISC per ounce sold increased to $2,842 in Q1 2025 from $1,527 in Q1 2024 primarily due to lower volumes sold, higher total cash cost per ounce sold, and higher sustaining capital expenditures. Sustaining capital expenditures of $4.9 million in Q1 2025 primarily included underground development and underground infill drilling.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Development Projects
Skouries Project – Greece
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In December 2021, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production of between 45 and 60 million pounds. Commercial production is expected in mid-2026.
Project capital totalled $83.8 million in Q1 2025. Accelerated operational capital was $6.4 million in Q1 2025. At March 31, 2025, cumulative project capital invested towards Phase 2 of construction totalled $588.7 million3 and the cumulative accelerated operational capital totalled $13.4 million.
In 2025, the project capital spend is expected to be between $400 and $450 million. In addition, the accelerated operational capital is expected to be between $80 and $100 million.
Construction Activities
As at March 31, 2025 overall project progress was 66% complete for Phase 2 of construction.
Filtered Tailings Plant
Work continues to progress on the filtered tailings building, which remains on the critical path. With the piling and concrete work completed on the filtered tailings building, work has transitioned to the installation of the structural steel and major mechanical equipment which is advancing. All filter press components inclusive of fabricated frames have been delivered to the site.
Piling for the plant compressor building is complete, piling for pipe racks and clarifier areas continues to progress. The plant tank farm area pile cropping is complete and concrete placement advanced with the first three tank bases (of five) completed. Tank installation activities commenced on the first tank in April.
Primary Crusher Building
Progress continues on the construction of the crusher building structure. The concrete foundation has been completed and work is advancing on the first level walls with approximately 60% of the walls completed in April. The first floor is expected to be finished in May which will house the apron feeder to the coarse ore stockpile. Piling and drainage work for the primary crusher conveyor alignment to the coarse ore stockpile was completed and final excavations are commencing.
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray and mechanical installations. Off-site pipe spool fabrication is progressing and delivery of high-density polyethylene piping to the site is ongoing. Piping installations have started in the process plant and the pumphouse to enable the start of some pre-commissioning activities. Water testing of the rougher flotation circuit is underway. Work continues on the support
3 Excludes capitalized depreciation of $0.9 million (Q1 2024 - nil, 2024 - includes $3.2 million) and corporate allocations of $0.3 million (Q1 2024 - nil, 2024 - includes $1.5 million)

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025 infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, flotation blowers building, compressor building and flotation reagent areas. Structural steel installation is complete for the lime plant building and flotation blowers building. Installation and testing of the fire water pumping system has commenced. The process plant substation structural concrete is complete and cable tray has also been completed.
Thickeners
Construction of the three thickeners progressed on plan during Q1 2025. Concrete works for the first thickener is complete and mechanical installations have commenced. The second thickener is approximately 85% complete and the base for the third thickener has been completed. Preparations have started for leak testing of the clarifier, thickener #1 and the water storage tank.
Integrated Extractive Waste Management Facility
During Q1 2025, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. The coffer dam is expected to be completed at the end of Q2 2025. At the Karatza Lakkos (KL) embankment the foundation placement preparation is on track to start in Q2 2025. Fill placement for water management pond 2 is advancing with excavations for water management pond 1 continuing as planned along with the development of the low-grade ore stockpile.
Underground Development
More than 95% of the contractors underground mining equipment is now licensed to operate, including the long-hole drilling machine for the test-stopes. The East decline portal was established during the quarter and development of the East decline is now underway. Access to the top of the test stopes are fully established through the West decline. The bottom level access of the test stopes is expected to be developed during Q2 2025 which is then expected to allow test stope blasthole drilling to start during Q3 2025. During Q4 2025 we plan to deplete one test stope and to begin depletion of a second test stope.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works were substantially complete at March 31, 2025. The focus has been on closing out the remaining engineering activities.
Procurement
All major procurement is complete and the focus continues on managing and expediting deliveries to support construction.
Operations including Operational Readiness
Operational readiness ("OR") activities are advancing in all operational departments. Development of the Management Operating System for the open pit mining function is well underway.
Open pit mobile equipment units are arriving at site and being assembled and commissioned. Open pit grade control drilling is underway, and we expect to start open pit mining in Phase 1 of the open pit during Q4 2025.
Operator recruitment is underway, and the first group of trainees are being trained to operate CAT777 trucks, CATD9 track dozers and CAT160 graders. CAT992 front-end loader and CAT6020 excavator training will take place during Q2.
Workforce
As at March 31, 2025, there were approximately 1,375 personnel working on site, including 127 Skouries Operations personnel.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej project has been presented as a disposal group held for sale as at March 31, 2025 and as a discontinued operation for the three months ended March 31, 2025 and March 31, 2024.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2025 Target / Projects	Exploration Expenditure
		Q1 2025	Q1 2024
Canada	Sigma-Lamaque proximal targets, Uniake-Perestroika, Montgolfier, Bourlamaque targets, Ontario projects, Golden Rose and Atlin Goldfields target generation activities	$3.0	$2.5
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, AND target, Early-stage project and target generation activities	2.3	1.2
Other	Early-stage project and target generation activities	1.7	0.7
Total Expensed		$7.0	$4.4
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	3.6	3.6
Turkiye	No drilling in Q1 2025	0.0	0.5
Other	Olympias resource conversion and expansion	0.9	0.4
Total Capitalized		$4.4	$4.5
Exploration and evaluation activities in Q1 2025 were primarily related to resource expansion programs in mine environments in Turkiye, Greece and Canada and winter drilling of early-stage targets in Canada (for a total of 56,895 metres). In addition, desktop studies relating to compilation and interpretation of end-2024 results and planning for 2025 project generation activities were commenced during the quarter.
In Q1 2025, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece. In Eastern Canada, this included winter drilling at the Montgolfier and Uniake-Perestoika, totalling 11,170 metres in Q1 2025, as well as early-stage targets in the Lamaque area (3,819 metres). In Turkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and drilling commenced at the Derinkoy target (501 metres). Drilling in Turkiye also tested resource areas at Efemcukuru (4,228 metres), totalling 4,729 metres in Q1 2025. Desktop targeting studies were undertaken in Greece as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Complex) totalled 33,755 metres of drilling in Q1 2025. At the Triangle deposit, underground drilling programs focused on resource conversion of the zones C6 to C10 and Plug 4 (14,071 metres). At Ormaque, drilling included 11,743 metres of resource conversion drilling and 7,941 metres of stepout drilling from surface platforms. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias targeted the East Ore Zone (817 metres) and testing northern extensions of mineralization (2,551 metres), totalling 3,367 metres of drilling in Q1 2025.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $138.0 million in Q1 2025 from $95.3 million in Q1 2024, primarily as a result of higher average realized gold price. Income taxes paid of $48.1 million in Q1 2025 primarily related to operations in Turkiye and income taxes and Quebec mining duties for Lamaque, which has increased due to higher profits.
Working capital changes resulted in a increase in cash of $1.5 million in Q1 2025. Movements included a $8.7 million increase in accounts payable, mostly related to the accrual of mining royalty payable, as well as a $2.7 million increase in inventory, primarily related to an increase in in-process inventory at Kisladag. Movements also included a $4.5 million increase in accounts receivable, mostly related to the timing of VAT receivables and collections on concentrate sales.
Investing Activities
In Q1 2025, we invested $158.5 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $83.8 million for the Skouries Project, $15.8 million for waste stripping at Kisladag and $4.1 million for continued construction of the Kisladag North Heap Leach Pad. Capital accruals in the quarter primarily related to the Skouries Project. Sustaining capital expenditures at our operating mines totalled $32.9 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q1 2025	Q1 2024
Kisladag	$20.7	$25.5
Lamaque	12.6	5.1
Efemcukuru	1.8	1.1
Olympias	3.8	1.0
Growth capital investment at operating mines (1)	$38.9	$32.7

Kisladag	$2.3	$2.2
Lamaque	22.7	21.1
Efemcukuru	3.0	2.4
Olympias	4.9	3.5
Sustaining capital expenditures at operating mines (1)	$32.9	$29.1

Skouries project capital (2)	$83.8	$52.5
Skouries accelerated operational capital	6.4	—
Sustaining capitalized exploration	0.7	0.9
Capitalized depreciation	1.0	—
Other projects	9.5	6.8
Total capital expenditures (3)	$173.2	$122.0

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($11.5)	($1.2)
Lease and other non-monetary additions	(2.1)	(0.1)
Capitalized depreciation	(1.0)	—
Total cash capital expenditures (4)	$158.5	$120.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $10.3 million in Q1 2025 (Q1 2024: $7.9 million).
(3)Excludes asset retirement adjustments of $5.3 million in Q1 2025 (Q1 2024: nil).
(4)Excludes capitalized interest paid of $9.1 million in Q1 2025 (Q1 2024: $8.9 million).

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the three months ended March 31, 2025, the Company did not draw down on the Term Facility. In the three months ended March 31, 2025, the Company completed drawdowns on the VAT Facility totalling €15.0 million ($15.8 million) and made repayments of €17.2 million ($18.4 million).
In January 2025, Eldorado exercised a deferral option, which extends the drawings from the Term Facility through the earlier of August 26, 2026 or three months following completion of the Skouries Project.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with related covenants as at March 31, 2025.
The semi-annual interest payment on the notes was paid in February 2025.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at March 31, 2025.

The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at March 31, 2025, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €100.8 million ($109.1 million) and the Company's available balance on the Credit Facility was $240.6 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
Capital Resources

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$978.1	$856.8
Working capital (1)	995.3	1,063.4
Debt - long-term	932.8	915.4
(1)Working capital (defined as current assets less current liabilities) at March 31, 2025 does not include held for sale assets of $16.8 million (December 31, 2024 - $16.7 million) and held for sale liabilities of $10.3 million (December 31, 2024 - $10.1 million) associated with assets held for sale.
At March 31, 2025, we had cash and cash equivalents and term deposits of $978.1 million compared to $856.8 million at December 31, 2024, primarily as a result of sales of the shares of G Mining Ventures, partially offset by investment in growth capital.
We expect that our working capital of $995.3 million as at March 31, 2025, together with future cash flows from operations, the Term Facility and access to the undrawn Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2025 are outlined below:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Debt - Term Facility (1)	—	53.7	88.3	88.3	73.6	183.2	487.1
Purchase obligations	6.9	4.1	—	—	—	—	11.0
(1) Does not include interest on debt.
Purchase obligations relate primarily to capital projects at Skouries.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Quarterly Results

	2025	2024	2024	2024	2024	2023	2023	2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$355.2	$435.7	$331.8	$297.1	$258.0	$306.9	$244.8	$229.0
Net earnings (loss) from continuing operations (1,2)	72.0	108.2	101.1	56.4	35.2	91.8	(6.6)	1.5
Net earnings (loss) from discontinued operations (1,4)	0.4	(3.2)	(6.1)	(0.9)	(1.6)	0.6	(1.4)	(0.7)
Net earnings (loss) per share from continuing operations (1,2)
- basic	$0.35	$0.53	$0.49	$0.28	$0.17	$0.45	($0.03)	$0.01
- diluted	$0.35	$0.52	$0.49	$0.27	$0.17	$0.45	($0.03)	$0.01
Adjusted net earnings per share - basic (1,3)	$0.28	$0.62	$0.35	$0.33	$0.27	$0.24	$0.17	$0.05
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment in all periods presented.

Revenue and net earnings in Q1 2025 and throughout 2024 and 2023 benefited from higher average realized gold prices. Some of this impact was offset by higher royalties as a result of the higher average realized gold prices. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q3 2024, a $50.1 million gain ($60.0 million gain, net of $9.9 million tax impact) was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, which increased net earnings. Net loss from discontinued operations includes a $8.7 million impairment recorded in Q3 2024 relating to the Certej project.
Adjusted net earnings4 removes significant items that do not reflect our underlying performance, and among other things in Q1 2025, adjusted a $73.5 million deferred tax recovery on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
Other significant adjustments from prior quarters include the following:
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments, driven mainly by a higher gold price.
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments, driven primarily by a higher gold price, and a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye.
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million.

4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025

Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2025	205,469,879
- as of May 1, 2025	205,469,879
Share purchase options - as of May 1, 2025 (Weighted average exercise price per share: CDN $16.29)	3,400,772
Performance share units (2) - as of May 1, 2025	1,044,489
(1)Includes shares held in trust for restricted share units.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: unrealized gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; and other non-recurring tax expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Production costs	$148.3	$123.0
By-product credits (1)	(16.3)	(19.6)
Concentrate deductions (2)	2.1	3.6
Total cash costs	$134.1	$107.0
Gold ounces sold	116,263	116,008
Total cash cost per ounce sold	$1,153	$922
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended March 31, 2025:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$41.9	($1.5)	$0.2	($5.1)	$10.6	$46.1	44,338	$1,039
Lamaque	31.4	(0.4)	0.1	2.9	1.4	35.3	42,205	836
Efemcukuru	17.9	(1.5)	3.6	(1.5)	5.6	24.1	17,790	1,357
Olympias	34.5	(12.8)	3.0	(0.6)	4.6	28.6	11,930	2,398
Total consolidated	$125.6	($16.3)	$6.9	($4.3)	$22.2	$134.1	116,263	$1,153
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended March 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$35.5	($0.8)	$0.2	($9.5)	$4.7	$30.1	36,699	$820
Lamaque	34.7	(0.5)	0.1	(0.7)	1.2	34.7	44,620	779
Efemcukuru	15.4	(1.6)	3.7	—	4.0	21.5	18,614	1,154
Olympias	30.6	(16.6)	4.9	(2.5)	4.3	20.7	16,075	1,287
Total consolidated	$116.1	($19.6)	$9.0	($12.7)	$14.2	$107.0	116,008	$922
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q1 2025	Q1 2024
Total cash costs	$134.1	$107.0
Corporate and allocated G&A	11.2	11.1
Exploration and evaluation costs	0.7	0.9
Reclamation costs and amortization	2.4	(1.6)
Sustaining capital expenditure	32.9	29.1
AISC	$181.2	$146.4
Gold ounces sold	116,263	116,008
AISC per ounce sold	$1,559	$1,262

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
General and administrative expenses (from consolidated statement of operations)	$7.1	$9.5
Add:
Share-based payments expense	4.4	2.0
Employee benefit plan expense from corporate and operating gold mines	1.0	1.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.5)
Depreciation in G&A	(0.4)	(0.9)
Business development	(0.3)	(0.3)
Development projects	(0.5)	(0.3)
Adjusted corporate general and administrative expenses	$11.2	$10.8
Regional general and administrative costs allocated to gold mines	—	0.3
Corporate and allocated general and administrative expenses per AISC	$11.2	$11.1

Reconciliation of exploration and evaluations costs included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$7.0	$4.4
Add:
Capitalized exploration cost related to operating gold mines	0.7	0.9
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(7.0)	(4.4)
Exploration costs per AISC	$0.7	$0.9
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.2
Add:
Depreciation related to asset retirement obligation assets	1.1	(2.6)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	$2.4	($1.6)
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$173.2	$122.0
Growth and development project capital expenditure - gold mines	(38.7)	(32.7)
Growth and development project capital expenditure - other	(99.7)	(59.7)
Sustaining capitalized exploration	(0.7)	(0.9)
Sustaining equipment leases	(1.3)	0.4
Sustaining capital expenditure at operating gold mines	$32.9	$29.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended March 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$46.1	$0.3	$—	$1.8	$2.3	$50.5	44,338	$1,138
Lamaque	35.3	—	0.7	0.1	22.7	58.8	42,205	1,392
Efemcukuru	24.1	0.3	—	0.2	3.0	27.6	17,790	1,550
Olympias	28.6	—	—	0.4	4.9	33.9	11,930	2,842
Corporate (1)	—	10.5	—	—	—	10.5	—	91
Total consolidated	$134.1	$11.2	$0.7	$2.4	$32.9	$181.2	116,263	$1,559
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
For the three months ended March 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$30.1	$—	$—	$1.3	$2.2	$33.6	36,699	$916
Lamaque	34.7	—	0.4	0.1	21.1	56.3	44,620	1,262
Efemcukuru	21.5	0.3	0.5	(3.5)	2.4	21.2	18,614	1,138
Olympias	20.7	—	—	0.4	3.5	24.5	16,075	1,527
Corporate (1)	—	10.8	—	—	—	10.8	—	93
Total consolidated	$107.0	$11.1	$0.9	($1.6)	$29.1	$146.4	116,008	$1,262
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$129.2	$—	($1.5)	$127.8	44,338	$2,882
Lamaque	122.0	—	(0.4)	121.6	42,205	2,881
Efemcukuru	57.5	1.0	(1.5)	56.9	17,790	3,197
Olympias	46.5	1.1	(12.8)	34.8	11,930	2,918
Total consolidated	$355.2	$2.1	($16.3)	$341.0	116,263	$2,933
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended March 31, 2024:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$77.1	$—	($0.8)	$76.2	36,699	$2,077
Lamaque	93.5	—	(0.5)	93.0	44,620	2,084
Efemcukuru	41.3	1.3	(1.6)	40.9	18,614	2,199
Olympias	46.2	2.3	(16.6)	31.9	16,075	1,983
Total consolidated	$258.0	$3.6	($19.6)	$242.0	116,008	$2,086
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Earnings before income tax (1)	$42.3	$51.2
Depreciation and amortization (2)	60.6	55.3
Interest income	(8.3)	(5.1)
Finance costs	12.2	—
EBITDA	$106.9	$101.5
Unrealized loss on derivative instruments	63.4	16.9
(Gain) loss on disposal of assets	(7.3)	0.2
Adjusted EBITDA	$163.0	$118.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net earnings attributable to shareholders of the Company (1)	$72.0	$35.2
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (2)	(3.5)	5.3
Increase in fair value of redemption option derivative	(0.6)	(2.1)
Unrealized loss on derivative instruments	63.4	16.9
Tax recovery on recognition of deferred tax asset	(73.5)	—
Discount on sale of marketable securities	5.1	—
Gain on sale of mining licenses	(6.5)	—
Total adjusted net earnings	$56.4	$55.2
Weighted average shares outstanding (thousands)	204,762	202,706
Adjusted net earnings per share ($/share)	$0.28	$0.27
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes $3.5 million recovery on foreign exchange translation of deferred tax balances (Q1 2024: $19.3 million expense) and nil on inflation accounting (Q1 2024: $14.0 million gain).

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net cash generated from operating activities (1)	$138.0	$95.3
Less: Cash used in investing activities	(4.7)	(136.2)
Add back: Decrease in term deposits	—	(1.1)
Add back: Purchase of marketable securities	—	11.1
Less: Proceeds from sale of marketable securities	(155.1)	—
Free cash flow	($21.8)	($30.9)
Add back: Skouries cash capital expenditures	88.2	55.7
Add back: Capitalized interest paid (2)	9.1	8.9
Free cash flow excluding Skouries	$75.5	$33.7
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net cash generated from operating activities (1)	$138.0	$95.3
Less: Changes in non-cash working capital	1.5	(13.0)
Cash flow from operating activities before changes in working capital	$136.5	$108.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; and tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2024, which risks are incorporated by reference in this MD&A.
There were no other significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2025.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2024 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2024 and 2023.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the "qualified person" under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: our overall company strategy including current and future development projects in our portfolio; in relation to the Skouries Project, estimates for overall project capital and accelerated operational capital, as well as 2025 spend in each category, expected timing of first production and commercial production, expected 2026 gold and copper production, the purchase of mining equipment, construction timelines for the primary crusher building, coffer dam and KL embankment, expected timelines by quarter for development and depletion of test stopes; expectations to commence open pit mining and the timing thereof; 2025 annual gold production guidance (both for the company as a whole and for each material property) and 2025 cost guidance (including total cash costs and AISC per ounce sold); expected fluctuations in quarter to quarter gold production; expected total growth capital and sustaining capital for 2025; with respect to Kisladag, completion of engineering studies and the timing thereof, continued construction of the second phase of the NHLP and North ADR plan infrastructure and building relation due to pit expansion; with respect to Olympias, expectations for future flotation performance in Q2 expected, scope of the Perama project if developed; plans to sell the Certej Project; 2025 exploration targets and projects; out expectations with respect to working capital for the next twelve months;and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital or accelerated operational capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
With respect to the Skouries Project, we have made additional assumptions about our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding certain critical path components and two underground test stopes); the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this new release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections,

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025 road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024. In addition, the Company filed the following Amended Technical Report on SEDAR+ and EDGAR in Q1 2025: Amended Technical Report titled "Technical Report, Lamaque Complex, Quebec, Canada" with an effective date of December 31, 2024. The updated Technical Report does not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 11, 2024.

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